UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐ Definitive Proxy Statement

☒ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

CENTILLIUM COMMUNICATIONS, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

　(1)　Title of each class of securities to which transaction applies:

　(2)　Aggregate number of securities to which transaction applies:

　(3)　Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

　(4)　Proposed maximum aggregate value of transaction:

　(5)　Total fee paid:

☐ Fee paid previously by written preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

　(1)　Amount Previously Paid:

　(2)　Form, Schedule or Registration Statement No.:

　(3)　Filing Party:

　(4)　Date Filed:

Please note that the toll-free telephone number for MacKenzie Partners, Inc. listed in the proxy statement on pages 6 and 59 is incorrect. Please use the telephone numbers listed below instead.



105 Madison Avenue
New York, New York 10016
proxy@mackenziepartners.com
(212) 929-5500 (call collect)
or
Toll-Free (800) 322-2885

 CENTILLIUM COMMUNICATIONS

September 26, 2008

Dear Fellow Stockholder:

Enclosed for your convenience is the proxy statement/prospectus in connection with our pending merger with TranSwitch Corporation. The special meeting will be held at our headquarters in Fremont, CA on October 24, 2008 at 9:00am Pacific time.

The merger agreement calls for consideration payable in the aggregate of $15 Million and 25 Million TranSwitch shares. Based on Centillium's capitalization on August the record date for the special meeting, Centillium stockholders would receive 0.5972 shares of TranSwitch common stock and $0.3583 in cash for each share of Centillium common stock. The merger consideration represented a premium of 41% on the day before the transaction was announced based upon the preceding 30-day average closing price. Centillium stockholders will own approximately 16% of the combined company. However, it is important to note that the exact amount payable to each stockholder in the merger will depend upon Centillium's capitalization at the time of the closing of the merger.

I urge you to review the materials at your earliest convenience and, should you have any questions or concerns, please feel free to call either Hassan Parsa, Vice President of Business Development or me directly at 510-771-3525. We would be happy to talk with you further about the transaction and why we are so excited about the future success of the combined companies.

If you need any assistance with voting or require additional materials, please contact our proxy solicitor, MacKenzie Partners, at 800-322-2885.

Warm regards,

Faraj Aalaei
Co-Founder and Chief Executive Officer